Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2015

V. M. Manning & Co., Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Computation of Net Capital

Total Stockholder's equity:		$ 168,784.00
Nonallowable assets:		
Prepaid Expenses	0.00	
Other Assets	25,560.00	
Fixed Assets	0.00	
Accounts receivable – other	74,868.00	(100,408.00)
Other Charges		
Other	0.00	
Haircuts	5,028.00	
Undue Concentration	0.00	(5,028.00)
Net allowable capital		$ 63,328.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 901.32
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 58,328.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 13,493.00
Percentage of aggregate indebtedness to net capital	21.31%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$ 63,328.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	(0.00)
Change in Other Haircuts	0.00
NCC per Audit	63,328.00
Reconciled Difference	$ (0.00)

V.M. Manning & Co, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(ii). The name of the clearing firm is Sterne Agee Leach.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -